UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chanticleer Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

15930P404
(CUSIP Number)

Larry Spitcaufsky
P.O. Box 891
Rancho Santa Fe, California 92067
858-759-4443
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Larry Spitcaufsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
117,054[1]

	8	SHARED VOTING POWER
35,238[2]

	9	SOLE DISPOSITIVE POWER
117,054[1]

	10	SHARED DISPOSITIVE POWER
35,238[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
152,292

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.04% (based on 2,474,302 shares of Common Stock issued and outstanding as of May 11, 2017 as reported in Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017 and adjusted for the Issuer’s 1 for 10 reverse stock split on May 19, 2017, and determined in accordance with Rule 13d-3 of the Exchange Act).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 117,054 shares of common stock, $0.0001 par value (“Common Stock”) of Chanticleer Holdings, Inc., a Delaware corporation (the “Issuer”), that represent sole voting power and sole dispositive power include the following: (1) 70,000 shares of Common Stock and warrants to purchase 34,020 shares of Common Stock held by Larry S. Spitcaufsky, Trustee of the Larry Spitcaufsky Family Trust UTD 1-19-88, of which Larry Spitcaufsky is the trustee and a beneficiary; (2) 10,000 shares of Common Stock and warrants to purchase 2,834 shares of Common Stock held by the Beverly Sue Spitcaufsky Trust, of which Larry Spitcaufsky is the trustee and his sister, Beverly Spitcaufsky, is the beneficiary; and (3) 200 shares of Common Stock held by Larry Spitcaufsky in an individual IRA account.

2 35,238 shares of Common Stock that represent shared voting power and shared dispositive power include the following: (1) 11,738 shares of Common Stock and warrants to purchase 2,834 shares of Common Stock held by the Larry S. Spitcaufsky Trust, of which Larry is the beneficiary and a co-trustee with his sister Nancy Spitcaufsky Eisner; (2) 10,000 shares of Common Stock and warrants to purchase 1,416 shares of Common Stock held by the Larry and Tiki Spitcaufsky Marital Trust, of which Larry Spitcaufsky is a beneficiary and a co-trustee with his wife Terese Kathlene Klos Spitcaufsky; (3) 5,000 shares of Common Stock and warrants to purchase 1,416 shares of Common Stock held by the Blake Alexander Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee, Larry Spitcaufsky’s son, Blake Alexander Spitcaufsky, is the beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust; and (4) warrants to purchase 2,834 shares of Common Stock held by the Cory Spitcaufsky Irrevocable Trust dated June 23, 1993, of which Larry Spitcaufsky’s son, Cory Spitcaufsky, is the trustee and beneficiary and in which Larry Spitcaufsky participates in the decision making of investments of the trust.

SCHEDULE 13D/A Amendment No. 1

This Amendment No. 1 to Schedule 13D amends the statements by Larry Spitcaufsky (the “Reporting Person” or “Mr. Spitcaufsky”) on Schedule 13D filed on June 30, 2017 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1. Security and Issuer.

No changes to this Item.

Item 2. Identity and Background.

No changes to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

No changes to this Item.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 of the Initial Statement is hereby amended and restated as follows:

On May 4, 2017, the Family Trust entered into a Securities Purchase Agreement with the Issuer wherein, among other things, the Family Trust acquired a ten-year warrant to purchase up to 4,000,000 Shares (equivalent to 400,000 Shares adjusted for the Issuer’s 1 for 10 reverse stock split on May 19, 2017 (the “Reverse Stock Split”)) at a price of $0.35 per Share (equivalent to $3.50 per Share adjusted for the Reverse Stock Split). The initial exercise date for the warrant is November 4, 2017. Pursuant to an amendment on August 7, 2017, this warrant contains a contractual provision prohibiting the Family Trust from exercising the warrant if such exercise would result in the Reporting Person owning more than 19.99% of the Issuer’s outstanding Shares.

Item 5. Interest in Securities of the Issuer.

No changes to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes to this Item.

Item 7. Material to be Filed as Exhibits.

The following are hereby added to the end of the list of exhibits in Item 7:

Exhibit 99.17      Amendment to Securities Purchase Agreement, dated as of August 7, 2017, by and among the Issuer, the Family Trust and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2017).

Exhibit 99.18      Amendment to Common Stock Warrant, dated as of August 7, 2017, issued by the Issuer to the Family Trust (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2017

Larry Spitcaufsky

/s/ Larry Spitcaufsky
Larry Spitcaufsky